

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

"CORRECTED"
February 5, 2013

Via E-mail
Gloria Nelund
Chairman and Chief Executive Officer
TriLinc Global Impact Fund, LLC
1230 Rosecrans Ave., Suite 605
Manhattan Beach, CA 90266

> **Re: TriLinc Global Impact Fund, LLC**
> **Registration Statement on Form S-1**
> **Filed December 26, 2012**
> **File No. 333-185676**

Dear Ms. Nelund:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Revise the table of contents to include the Appendices.

2. Please provide the staff with an analysis regarding:

- your repricing method and the applicability of Rule 159 as you have previously provided us by email;
- how the price will be conveyed and how the method of conveyance meets the Rule 159 requirements;
- the market and marketing for the product and your expected competition; and,
- how material foreign currency fluctuations will affect your business model and the mid-month NAV calculations.

<u>Unit Repurchase Program, page 108</u>

3. Please file your share repurchase program documentation as an exhibit to your registration statement. Please also provide your analysis as to the applicability of Rule 13e-4, Regulation 14E and Rule 102 of Regulation M to this program.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Judith D. Fryer, Esq.
        Greenberg Traurig, LLP